Exhibit (a)(5)(G)
PRESS RELEASE — August 4, 2006
All currency figures in US dollars unless otherwise specified
Barrick Commences All-Cash Offers for NovaGold and Pioneer
Barrick Gold Corporation (ABX: TSX; NYSE) announced today that it has commenced its formal offer for NovaGold Resources Inc. (NG: TSX; AMEX) and completed the necessary filings with regulatory authorities in order to acquire all the outstanding shares of NovaGold.
Barrick is making the offer to acquire NovaGold in order to consolidate its interest in the Donlin Creek project in Alaska, USA, and acquire 100 per cent of the Galore Creek project in British Columbia, Canada. The proposed transaction is valued at approximately US$1.29 billion (or US$1.53 billion on a fully diluted basis). The all-cash offer of US$14.50 per share represents a premium of 24 per cent over the July 21, 2006 closing price of NovaGold’s shares on the AMEX, and a premium of 23 per cent over the equity offering of US$11.75 completed by NovaGold in February 2006.
Barrick has also commenced its offer to acquire Pioneer Metals Corporation which owns the Grace property adjacent to NovaGold’s Galore Creek project in British Columbia, Canada. The Pioneer Board of Directors is recommending that its shareholders accept Barrick’s cash offer of C$1.00 per Pioneer share. Shareholders holding approximately 45% of the outstanding shares of Pioneer have committed to tender to the Barrick offer.
“The Grace property is key to the timely development of the Galore Creek project,” said Barrick President and CEO Greg Wilkins. “Our agreement with Pioneer will allow Barrick to consolidate the land position and advance the Galore Creek project on an effective and efficient basis.”
In the formal offer to acquire NovaGold’s outstanding common shares, Barrick set out its acceptance condition at 50.1 per cent of NovaGold’s shares on a fully-diluted basis. Mr. Wilkins said: “While we are intent on acquiring all of the outstanding shares of NovaGold, Barrick is content to take up a controlling position in the company and proceeding with the development of the projects. Having a consolidated land position around the Galore Creek district through our agreement with Pioneer, and being the operators at Donlin Creek with our right to earn up to 70 per cent, we believe that Barrick is the logical buyer for NovaGold. We have the track record and credentials to develop large-scale projects such as Donlin Creek and Galore Creek — which are estimated to have a combined capital cost of over US$2 billion.”
The NovaGold offer is open for acceptance until 6:00 p.m. (Toronto time) on September 15, 2006, unless extended or withdrawn. In addition to the 50.1 per cent condition, the Offer is subject to a number of customary conditions, including the termination or removal of the effect of NovaGold’s shareholder rights plan. The Pioneer offer is open for acceptance until 6:00 pm (Vancouver time) on September 11, 2006, unless extended or withdrawn. The Pioneer offer also is subject to a number of customary conditions, including a 66 2/3rds % minimum acceptance condition on a fully diluted basis.

BARRICK GOLD CORPORATION	1	PRESS RELEASE

Copies of the Circulars are available on Barrick’s website:
www.barrick.com/OfferToNovaGoldAndPioneer, or sedar/edgar(XX).
Barrick’s financial advisor is CIBC World Markets Inc. and its legal advisors are Davies Ward Phillips & Vineberg LLP and Lawson Lundell LLP in Canada and Cravath, Swaine & Moore LLP in the US.
Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick’s shares are traded on the Toronto, New York, London, Euronext-Paris and Swiss stock exchanges.

INVESTOR CONTACTS:		MEDIA CONTACT:
James Mavor	Mary Ellen Thorburn	Vincent Borg
Vice President,	Director,	Senior Vice President,
Investor Relations	Investor Relations	Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7363	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: mthorburn@barrick.com	Email: vborg@barrick.com
Additional Information
On August 4, 2006, Barrick Gold Corporation filed a tender offer statement related to its tender offer for the outstanding common shares of NovaGold Resources Inc. Investors and security holders of NovaGold are urged to read the tender offer statement, because it contains important information. Investors and security holders of NovaGold may obtain a free copy of the tender offer statement and other documents filed by Barrick Gold Corporation with the SEC at the SEC’s website at www.sec.gov. The tender offer statement may also be obtained for free from Barrick Gold Corporation on its website or by directing a request to Barrick Gold Corporation’s investor relations department.
Forward-Looking Statements
Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements.” The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as copper, silver, fuel and electricity) and currencies; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	2	PRESS RELEASE